SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

14 July 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 13 July 2011
Summary of votes cast
Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2011 be received.	4,651,079,949	99.07	43,737,944	0.93	6,744,312
Resolution 2 That the directors' remuneration report for the year ended 31 March 2011 be approved.	4,400,698,184	94.73	244,637,113	5.27	56,199,815
Resolution 3 That the final dividend of 5.0 pence per share recommended by the directors be declared to be payable on 5 September 2011 to holders of ordinary shares registered at the close of business on 12 August 2011.	4,693,265,354	99.97	1,264,942	0.03	7,093,850
Resolution 4 That Sir Michael Rake be re-elected as a director.	4,614,810,797	99.14	39,928,901	0.86	46,798,677
Resolution 5 That Ian Livingston be re-elected as a director.	4,685,393,621	99.83	7,751,371	0.17	8,463,954
Resolution 6 That Tony Chanmugam be re-elected as a director.	4,684,352,604	99.83	8,209,516	0.17	8,995,026
Resolution 7 That Gavin Patterson be re-elected as a director.	4,685,065,179	99.84	7,534,933	0.16	8,947,751
Resolution 8 That Tony Ball be re-elected as a director.	4,651,691,174	99.13	40,617,875	0.87	9,232,616
Resolution 9 That J Eric Daniels be re-elected as a director.	4,651,801,732	99.14	40,376,461	0.86	9,355,815
Resolution 10 That the Rt Hon Patricia Hewitt be re-elected as a director.	4,639,181,189	98.86	53,573,192	1.14	8,826,674
Resolution 11 That Phil Hodkinson be re-elected as a director.	4,679,421,044	99.73	12,746,334	0.27	9,359,542
Resolution 12 That Carl Symon be re-elected as a director.	4,642,916,094	98.95	49,099,948	1.05	9,497,514
Resolution 13 That Nick Rose be elected as a director.	4,680,031,825	99.75	11,664,557	0.25	9,822,720
Resolution 14 That Jasmine Whitbread be elected as a director.	4,679,286,229	99.73	12,485,816	0.27	9,737,133
Resolution 15 That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,633,808,491	99.52	22,167,881	0.48	45,574,909
Resolution 16 That the directors be authorised to decide the auditors' remuneration.	4,683,641,956	99.83	8,123,446	0.17	9,781,188
Special Business
Resolution 17 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,542,597,714	97.99	92,982,446	2.01	65,964,190
Resolution 18 That subject to the passing of Resolution 18, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	4,660,820,724	99.34	31,157,143	0.66	9,576,100
Resolution 19 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	4,665,944,027	99.42	27,040,422	0.58	8,556,750
Resolution 20 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,327,916,536	92.21	365,459,255	7.79	8,158,743
Resolution 21 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	4,583,905,891	97.76	105,218,272	2.24	12,436,124
Resolution 22 Renewal of the Employee Sharesave Scheme	4,667,704,687	99.49	23,833,525	0.51	10,087,627
Resolution 23 Renewal of the International Employee Sharesave scheme	4,665,875,917	99.48	24,500,466	0.52	11,185,005
Resolution 24 Renewal of the Employee Share Investment Plan	4,670,243,398	99.55	21,248,355	0.45	10,131,737
Resolution 25 Renewal of the Employee Stock Purchase Plan	4,667,861,115	99.51	23,111,255	0.49	10,622,101
Resolution 26 Renewal of the Executive Portfolio	3,362,754,399	73.60	1,206,308,613	26.40	132,501,540

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 14 July, 2011